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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following article relating to the Merger presents highlights from a discussion session with HP employees led by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, and Michael D. Capellas, Compaq's Chairman of the Board and Chief Executive Officer. The article is posted on HP's internal web site.

AH, CAPELLAS!

COMPAQ CEO MICHAEL CAPELLAS HITS ALL THE RIGHT NOTES AS HE JOINS CARLY TO TALK WITH EMPLOYEES ABOUT WHO HE IS AND WHY HE'S EXCITED ABOUT THE MERGER.

Many employees received their first introduction to Compaq CEO Michael Capellas December 4 as the charismatic leader joined Hewlett-Packard CEO Carly Fiorina for a discussion session.

Broadcast from Cupertino, California, to live audiences throughout North and South America, the wide-ranging talk touched on topics such as the HP-Compaq integration, culture, complementary products and the value the merger brings employees and customers. Employees in the Cupertino audience asked questions during a lengthy Q&A segment, during which integration lead Webb McKinney joined Carly and Michael to help provide answers.

In introducing Michael, Carly told employees that he is a wonderful example of the values, leadership and people of Compaq. Combining a relaxed demeanor with a rapid-fire delivery, Michael described himself as "about as outgoing as you can get."

"I'm direct to an absolute fault and wear my emotions on my shirtsleeve," he said, adding that he is fond of telling Compaq employees, "Ask me a direct question and you'll get a direct answer."

A first-generation American whose parents came from Europe, Michael said wryly that he went to school to study English literature before switching to a potentially more practical major -- computer science and finance.

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A "GEEK" AT HEART

Calling himself a "self-proclaimed geek and lifelong technologist," he warned of the "Capellas death spiral," his penchant for diving deeply and analytically into technology issues.

In his three years at Compaq, he has served as chief information officer, chief operating officer and CEO. Prior to joining Compaq, he held positions at Oracle, SAP and Schlumberger Ltd.

Besides technology, the CEO's passions include his family -- he's been married for 22 years and has two daughters, ages 17 and 21 -- as well as running, golfing and music.

"I'm an absolute music buff," he said, "and a professed expert in `Name that Tune.'" His specialty: 1960s and 1970s rock music.

A longtime customer and partner of HP, Michael spoke proudly of his "completely wireless home network" which boasts 8,200 songs on his personal jukebox, several HP printers and a digital camera.

INDUSTRY POWERHOUSE

In explaining that Compaq is much more than a "PC company," he said that, according to IDC, the company is now No. 1 in storage, based on factors such as revenue, terabytes sold and largest number of units shipped in 2001.

Refuting the claim that the PC business is a "rotten business," Michael talked about the huge possibilities he could see in this area for the combined company. The business, he said, will be driven by the desire to provide increasingly rich content -- including music and streaming video -- over the Internet.

Carly echoed his statements, emphasizing that "a healthy, sustainable PC business" is important to the new company's success.

Like HP, Compaq has always been a company that is not afraid to make bold moves, Carly noted. The merger, she said, is about securing HP's future while preserving the best of both companies.


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The changes sweeping the industry "will happen with or without us," Carly said.
"Do we want to lead those changes or be shaped by them?"

INTEGRATION LESSONS

During the Q&A session, an employee told Michael that some of Compaq's past mergers have not been perceived as successes. What, the employee asked, has the company learned from these integrations?

First, Michael responded, he would argue that past integrations, namely of Digital Equipment Corporation and Tandem Computing, were, in fact, successful. He pointed to the Himalaya business -- acquired from Tandem - which is thriving in sectors such as retail and defense. The storage business, which was recently ranked No. 1 by IDC, came from the Digital acquisition, he added.

Nevertheless, Compaq's CEO noted that there were several lessons they learned that are essential in integration: 1) be absolutely clear with customers about product roadmaps and go-to-market programs; 2) do not disrupt the customer-facing organizations; and 3) have clear accountability for all financials.

"It's not rocket science, but it does take discipline," he said, emphasizing that he is very pleased with the level of detail in HP and Compaq's integration planning.

VALUE TO EMPLOYEES

HP and Compaq have been working hard to demonstrate the merger benefits to customers and investors, said one employee. What are the top opportunities the merger presents to employees, he asked.

"I think most employees want to work for a healthy, leading business," said Carly. "So, I think first and foremost, it's about building a company that wins."

Winning means a range of things, she added, including industry and thought leadership, investing in growth, contributing to communities and offering employees an exciting place to work.

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She acknowledged that both companies have implemented recent workforce reductions and that the merger will require additional job losses.

"I know this is a tough reality," she said. "The question we need to ask ourselves is will we deal with that tough reality in a way we can be proud of?"

"The merger does not change the fact that to build winning, healthy businesses we need cost structures that are competitive," she continued.

Michael offered several opportunities that he feels the merger will bring employees: strong financial performance with a "very steady stream of earnings;" innovation as a differentiator and competitive advantage; respect for the individual; and contribution to the community.

"I have a favorite line I always use," he stated. "It's okay to have fun. We work hard, we play hard, but it's okay to have fun."

Collaboration and teamwork will characterize the new company, Carly added. The work being done on cultural integration has shown that HP and Compaq share a number of values such as innovation, respect, integrity, service to communities and "telling each other the truth."

WHAT ABOUT SMBs?

What does the HP-Compaq merger have to offer small and medium business (SMB) customers, asked another employee.

The new HP will be the No. 1 IT provider in the SMB segment, replied Carly. Michael noted that this market may be the fastest growing IT segment over the next couple of years. A "hugely important space," SMBs need extremely rapid cycle times; bundled, preconfigured solutions; and strong call center support, he added.

Later in the Q&A session, Michael explained that many of the large enterprise customers he talks to are excited about the potential merger.

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"They are watching the industry," he said. "They are able to see that the new HP can go across the board" in terms of solutions, products and services. Customers also know that both companies "put the customer first," he said. As a sign of customers' confidence in the deal, Michael shared a few examples of major accounts Compaq has won since the merger was announced. Among the recent wins are General Motors, United States Postal Service and American Express.

Carly closed the session by asking employees to understand and support what HP is trying to accomplish with the merger, as well as to stay focused on customers and execution. Earlier in the talk, she had reminded employees about all the information on the merger available on [HP's internal web site], and encouraged them to stay up to date.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

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Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.


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